CDNX - DRS

OTC BB - DRKRF

January 22, 2003

Form 20-F File No.: 0-30072

DEREK PROCEEDING WITH RE-ORGANIZATION

(Vancouver, B.C., January 22, 2003) – Derek Resources Corporation reported today that the Company is proceeding with a corporate re-organization overwhelmingly approved by shareholders at the Company's Annual General Meeting of Shareholders held on November 28, 2002.

The Company said it will change its name to Derek Oil and Gas Corporation and consolidate its capital on a one new for three old basis. As of the date of this news release, the Company has a total of 42,362,520 shares issued and outstanding.  The consolidated Company will have 14,120,840 common shares issued and outstanding.  The new common shares will trade on the TSX Venture Exchange as a Tier 2 Company under a new trading symbol.  Finalization of the consolidation, name change and new trading symbol are subject to TSX Venture Exchange approval.

The Company also reported today that it is arranging post consolidation financing of 400,000 units at a price of $0.25 per unit. Each unit will consist of one common share and one share purchase warrant that may be exercised to purchase one additional common share at a price of $0.30 for a period of one year.  Completion of this private placement is subject to TSX Venture Exchange approval.

Derek said the restructuring was a prelude to recommencement of operations at its steam assisted gravity drainage (SAGD) project in Wyoming. The Company has previously reported the successful completion of the first horizontal well pair and completion and initial testing of its pilot plant. A 12 month pilot test is to be completed as the next phase of development for the project.  Project expenditures to year-end 2002 are in the range of US$9.5 million.

Derek noted that the Wyoming project is one of the first outside of Canada to test the SAGD recovery process.  Positive results to date have led to negotiations with a number of North American and International oil companies and discussions toward industry participation are continuing.

DEREK RESOURCES CORPORATION

/s/ Barry C.J. Ehrl

/s/ Frank Hallam

Barry C.J. Ehrl, Director

Frank Hallam, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

www.derekresources.com

Corporate e-mail:  info@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.